UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42027

mF International Limited

Unit 1801, Fortis Tower, 77-79 Gloucester Road,

Wan Chai, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Results of mF International Limited’s 2025 Annual General Meeting

The 2025 annual general meeting of shareholders (the “Meeting”) of mF International Limited (the “Company”) was held at Unit 1801, Fortis Tower, 77-79 Gloucester Road, Wan Chai, Hong Kong, on May 30, 2025, at 3 p.m., Hong Kong Time, pursuant to a notice duly given.

At the close of business on May 7, 2025, the record date for the determination of shareholders entitled to vote at the Meeting, there were 4,204,775 Class A ordinary shares, each Class A ordinary share being entitled to one vote, and 9,046,892 Class B ordinary shares, each Class B ordinary share being entitled to 20 votes, outstanding, constituting all of the outstanding voting securities of the Company. At the Meeting, the holders of 108,803 Class A ordinary shares and 9,046,892 Class B ordinary shares of the Company were represented in person or by proxy, constituting a quorum.

At the Meeting, the shareholders of the Company adopted the following:

1.	as a resolution of shareholders, the re-appointment of Yu Certified Public Accountant, P.C as the Company’s independent registered public accounting firm for the year ending December 31, 2025 (“Resolution One”);
2.	as a resolution of shareholders, the re-appointment of Mr. Tai Wai (Stephen) Lam as a director of the Company, to hold office until the next annual general meeting (“Resolution Two”);
3.	as a resolution of shareholders, the re-appointment of Mr. Chi Weng Tam as a director of the Company, to hold office until the next annual general meeting (“Resolution Three”);
4.	as a resolution of shareholders, the re-appointment of Mr. Sum (Philip) Cheng as a director of the Company, to hold office until the next annual general meeting (“Resolution Four”);
5.	as a resolution of shareholders, the re-appointment of Ms. Lai Sum (Christina) Liu as a director of the Company, to hold office until the next annual general meeting (“Resolution Five”);
6.	as a resolution of shareholders, the re-appointment of Mr. Cheuk Ho Chan as a director of the Company, to hold office until the next annual general meeting (“Resolution Six”);
7.	as a resolution of shareholders, that each of the issued and outstanding 4,204,775 Class A ordinary shares of no par value, each with 1 vote per share, and 9,046,892 Class B ordinary shares of no par value, each with 20 votes per share, be consolidated on a 8:1 basis (“Resolution Seven”);

The results of the votes at the Meeting for the resolutions were as follows:

	Resolution	For	Against	Abstain
1	Resolution One	181,040,271	6,345	27
2	Resolution Two	181,040,276	6,346	21
3	Resolution Three	181,040,277	6,346	20
4	Resolution Four	181,040,276	6,346	21
5	Resolution Five	181,040,275	6,348	20
6	Resolution Six	181,040,276	6,347	20
7	Resolution Seven	180,968,367	78,211	65

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

mF International Limited

Date: May 30, 2025	By:	/s/ Chi Weng Tam
	Name:	Chi Weng Tam
	Title:	Chief Executive Officer and Executive Director

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